SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For  the transition period from                to

Commission file number   001-10898

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

St. Paul Travelers 401(k) Savings Plan
385 Washington Street
St. Paul, MN 55102

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 The St. Paul Travelers Companies, Inc.
385 Washington Street
St. Paul, MN 55102

REQUIRED INFORMATION

The St. Paul Travelers 401(k) Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements and Schedule	Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-12

Supplemental Schedule*:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2005	13-14

Signature	15

Exhibit Index	16

*  Schedules required by Form 5500, which are not applicable, have not been included.

Report of the Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Plan Participants
St. Paul Travelers 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the St. Paul Travelers 401(k) Savings Plan (the Plan) (formerly The St. Paul Savings Plus Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the St. Paul Travelers 401(k) Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota
June 22, 2006

ST. PAUL TRAVELERS 401(k) SAVINGS PLAN
(Formerly The St. Paul Savings Plus Plan)

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004

Assets:
Investments:
Preferred stock	$167,179,808	$—
Common stock	770,393,619	—
Mutual funds	1,248,940,766	487,562,857
Common trust funds	34,871,551	127,703,392
Fidelity BrokerageLink	20,826,179	9,372,305
Insurance company investments	443,448,254	—
Guaranteed investment contracts	2,897,725	—
Participant loans	45,518,102	11,333,352
Short-term investments	12,310,048	—
Total investments	2,746,386,052	635,971,906

Receivables:
Employer contributions	63,087,503	—
Investments sold but not delivered	1,934,598	—
Accrued interest and dividends	16,330	—
Total receivables	65,038,431	—

Cash	2,989,191	—

Total assets	2,814,413,674	635,971,906

Liabilities:
Accrued expenses	257,138	—
Other payables	3,082,951	16,578

Total liabilities	3,340,089	16,578

Net assets available for benefits	$2,811,073,585	$635,955,328

See accompanying notes to financial statements.

ST. PAUL TRAVELERS 401(k) SAVINGS PLAN
(Formerly The St. Paul Savings Plus Plan)

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$104,846,995	$35,257,764
Interest	8,066,031	2,925,563
Preferred dividends	1,423,665	—
Common dividends	43,189,324	13,811,890

Total investment income	157,526,015	51,995,217

Contributions:
Employer	63,087,866	—
Employee	61,448,321	38,357,289
Rollover	7,233,842	5,530,059

Total contributions	131,770,029	43,887,348

Total additions	289,296,044	95,882,565

Deductions from net assets attributed to:
Paid to participants in cash	92,226,483	74,748,997
Common stock distributed at fair value	5,627,085	—
Administrative expenses	744,899	139,605

Total deductions	98,598,467	74,888,602

Net increase before transfers	190,697,577	20,993,963

Transfer from the Travelers 401(k) Savings Plan	1,619,406,252	—
Transfer from The St. Paul Companies, Inc. Stock Ownership Plan	365,014,428	33,137,145
Transfer to The St. Paul Companies, Inc. Stock Ownership Plan	—	(10,688,417)

Total Transfers	1,984,420,680	22,448,728

Net increase	2,175,118,257	43,442,691

Net assets available for benefits:
Beginning of year	635,955,328	592,512,637
End of year	$2,811,073,585	$635,955,328

See accompanying notes to financial statements.

ST. PAUL TRAVELERS 401(k) SAVINGS PLAN
(Formerly The St. Paul Savings Plus Plan)

Notes to Financial Statements

Note 1                               Description of the Plan

The following brief description of the St. Paul Travelers 401(k) Savings Plan (the Plan) is provided for general information purposes. Participants should refer to the Plan document and the employee benefits program manual for a more complete description of the Plan’s provisions.

General and Merger

The Plan is a defined contribution 401(k) plan, which provides retirement and other benefits to eligible employees of participating companies. The St. Paul Travelers Companies, Inc. and participating affiliated employers, (collectively the “Company”) currently participate in the Plan. The Company has appointed the Administrative Committee as the delegated authority for administrative matters involving the Plan and the Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds). Fidelity Management Trust Company (“FMTC”) is the trustee for the trust maintained in connection with the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

On April 1, 2004, Travelers Property Casualty Corp. (TPC) merged with a subsidiary of The St. Paul Companies, Inc., (SPC) as a result of which TPC became a wholly owned subsidiary of the Company. In connection with the merger, the name of SPC changed from “The St. Paul Companies, Inc.” to “The St. Paul Travelers Companies, Inc.”  Accordingly, SPC stock has since been referred to as St. Paul Travelers stock (called the “Company” stock herein).

Effective at the close of August 31, 2005, the Travelers 401(k) Savings Plan and The St. Paul Companies, Inc. Stock Ownership Plan merged into the St. Paul Companies, Inc. Savings Plus Plan, which was then renamed the St. Paul Travelers 401(k) Savings Plan. All assets of the Plan were consolidated under one trust with FMTC by September 6, 2005.

Participation

Prior to the April 1, 2004 corporate merger involving  SPC and TPC, all employees of participating companies, as defined by the Plan, were eligible to participate immediately upon employment (except part-time employees of TPC, who were eligible to participate on the first January 1 or July 1 after completing a year of service). Employees hired on or after April 1, 2004 participated in the Travelers 401(k) Savings Plan until it was merged into the Plan, at which time they became participants of the Plan.

Employee Contributions

Eligible employees who elect to participate in the Plan may contribute up to 50% of their eligible compensation as pre-tax contributions into the Plan (subject to statutory limitations of $14,000 and $13,000 for 2005 and 2004, respectively) as defined by the Plan. A participant who is, or will be, age 50 or older by the end of the year, can make additional catch-up contributions to a limit of $4,000 and $3,000 for 2005 and 2004, respectively. The Plan’s participants are not required or permitted to make after-tax contributions however after-tax rollover contributions are permitted.

Employer Contributions

In 2005, the Company matched 100% of a Plan participant’s pre-tax contributions, up to the first 5% of annual eligible pay, subject to a maximum annual match amount of $5,000. The Company-matching contribution is made once a year and is initially invested in the St. Paul Travelers Common Stock Fund. Once deposited, the Plan participant’s may immediately transfer those funds into other investment options. Employer contributions totaling $61,836,997 for plan year 2005 were made into the Plan on January 25, 2006. Except for cases of retirement, termination due to disability, or death, this matching contribution was made only to participants employed on the last working day of December 2005.

The Aetna Supplemental Company Contribution was established under the Travelers 401(k) Plan in conjunction with the April 2, 1996 acquisition by Travelers Insurance Group Holdings Inc. of the outstanding capital stock of Travelers Casualty and Surety Company (formerly Aetna Casualty and Surety Company) and The Standard Fire Insurance Company. It provides a fixed annual contribution into the Plan for eligible employees (“Aetna Participants”). The contribution amount for each Aetna Participant is fixed for each year the employee remains actively employed with the Company. In the year an employee terminates employment, retires, becomes disabled or dies, the contribution will be prorated to reflect the number of full months worked. The Aetna Participants are fully vested in this supplemental account. The Aetna Supplemental Company Contribution was added to the Plan at the time of the plan merger. The 2005 Aetna Supplemental Company Contribution in the amount of $1,250,506, was a receivable to the Plan as of December 31, 2005, and was made on February 3, 2006.

In 2004, the Company matched 100% of a Plan participant’s pre-tax contributions, up to the first 6% of annual eligible pay in The St. Paul Companies, Inc. Stock Ownership Plan (SOP). Shares of the Company’s preferred stock or common stock were allocated to eligible participants semi-annually based on their contributions through June 30 and December 31. This matching allocation was made in the form of preferred stock, to the extent available in the SOP, and in the Company’s common stock if preferred stock was not available. Except for cases of retirement, permanent and total disability, or death, this matching allocation was made only to participants employed on the last working day of June or December, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, employer contributions and allocations of Plan earnings as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may also transfer their balances daily within these funds.

Rollover Contributions

The Plan allows for rollover contributions to be made to the Plan by eligible employees. These rollover contributions are eligible distributions from other tax-qualified plans of previous employers or individual retirement accounts or annuities that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

Vesting

Participants are 100% vested in their contributions and related earnings. The merger involving SPC and TPC was considered a change in control for purpose of the SOP and the Plan. Therefore, all SPC contributions allocated to active participants in the SOP on April 1, 2004 and to all participants in the Plan on April 1, 2004 became fully vested on that date. Company contributions allocated to participants after April 1, 2004 vest after three years of service. Participants also become vested in full if they reach 62 while employed, terminate employment due to a disability, die prior to termination of employment, or upon termination of the Plan.

Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to correct errors in the accounts of other participants, restore prior forfeitures, pay Plan administrative expenses or reduce contributions to the Plan, as directed by the Company. At December 31, 2005 and 2004, the forfeited nonvested account totaled $2,240,629 and $250,809, respectively. Forfeitures used totaled $102,538  and $64,224 for 2005 and 2004, respectively.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common and preferred stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised. FMTC will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded.  The Plan holds shares of Citigroup, Inc. common stock as a result of a prior spin-off of the Travelers 401(k) Plan from a plan maintained by Citigroup, Inc., and such shares are voted in the same manner as described above for Company shares.

Diversification

In 2005, under the Plan, participants are allowed full diversification rights with respect to Company shares credited to their accounts.

Beginning November 15, 2004, participants in the SOP were granted investment diversification rights with respect to Company shares credited to their accounts. In 2004, diversifications were made through transfers out of the SOP for investment in the Plan. Prior to November 15, 2004, participants who had attained age 55 may have elected to diversify a portion of their Company share balance, once a year for six years, up to a maximum amount.

Participant Loans

Participants may request to receive as a loan from the Plan up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of $50,000. Loans are made at the current prime interest rate plus 1% and must be repaid by payroll deduction over a maximum period of five years (twenty years if the loan is designated as a primary residence loan). Beginning September 1, 2005, a one-time set-up fee of $35 per loan will be charged against the participant’s account. In addition, ongoing quarterly loan maintenance fees of $3.75 per loan will be charged against the participant’s account for each calendar quarter in which a balance on such loan is outstanding. Prior to September 1, 2005 a one-time set-up fee of $75 per loan was charged against the participant’s account. At December 31, 2005 there were 7,868 outstanding loans totaling $45,518,102.

Distributions

A participant or beneficiary may receive distributions from his/her vested account under the Plan upon any termination of employment, retirement, or death in the form of a lump-sum payment, or, if the vested account balance is greater than $1,000, in installments.

Participants are allowed to take distributions from vested accounts after age 59½. Prior to that age, distributions are allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need or for any reason from a rollover, after-tax or certain predecessor accounts. Any hardship withdrawal prior to age 59½ from an account that holds 401(k) contributions generally is limited to the amount of 401(k) contributions made to such account, reduced by prior withdrawals from the account.

To the extent an account is invested in Company preferred or common shares, a withdrawal can be in the form of common shares or cash. Company preferred shares are converted to common shares as necessary to make any distribution in the form of shares. To the extent an account is invested in Citigroup, Inc. common shares, a withdrawal can be in the form of common shares or cash. Any hardship withdrawal prior to age 59½ is in cash.

Fidelity BrokerageLink Fees

The Fidelity BrokerageLink investment option allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities and mortgage-backed securities. In 2004, the  BrokerageLink account had an annual fee of $100, which was paid by the participant. In 2005, there was no BrokerageLink account fees charged to participants.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by the participants of the Plan.

Note 2                                                    Significant Accounting Policies

Basis of Presentation

The accompanying Plan financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company’s preferred and common stock funds and other common stock. At December 31, 2005, approximately 17% of the Plan’s total assets were invested in the common stock and preferred stock of the Company. At December 31, 2005, approximately 17% of the Plan’s total assets were invested in the Citigroup, Inc. common stock. The underlying value of the Company common stock and preferred stock and Citigroup, Inc. common stock are entirely dependent upon the performance of the Company and Citigroup, Inc. and the market’s evaluation of such performance.

Investment Valuation and Income Recognition

Plan investments are stated at fair value, except for short-term money market investments which are valued at cost plus accrued interest which approximates fair value.

Participant loans are carried at unpaid principal amounts.

Preferred stock is based on a valuation model provided by an independent appraiser.

Common stock traded on national securities exchanges are valued at their closing market prices. When no trades are reported, stocks are valued at the most recent bid quotation. Securities traded in the over-the counter market are valued at their last sale or bid price.

The shares of the commingled funds are valued at the net asset value per share as reported by the sponsor of the commingled fund.

Mutual funds are valued at their quoted market price.

Insurance contracts and guaranteed investment contracts with insurance companies are presented at contract value. Contract value represents contributions made under the contract plus earnings less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

Note 3                Investments

The following table presents investments. Investments that represent 5 percent or more of the Plan’s net assets (at the beginning of the year) available for benefits are separately identified.

	December 31,
	2005	2004
Investments at Quoted Fair Value:
Common Stock:
Citigroup, Inc., 9,706,297 shares	$471,046,593	$—
St. Paul Travelers Companies, Inc., 6,701,299 shares	299,347,026	—
	770,393,619	—

Investments at Estimated Fair Value:
Preferred Stock:
St. Paul Travelers Companies, Inc., Series B Convertible, 464,517 shares	167,179,808	—
Mutual Funds:
American Funds Growth Fund of America — Class R5, 7,403,931 shares	228,411,281	—
Vanguard Institutional Index Fund — Plus Class, 1,814,568 shares	206,878,843	—
Fidelity U.S. Bond Index Fund, 12,920,656 and 7,495,278 shares, respectively	140,835,154	83,497,400
Fidelity Diversified International Fund, 4,083,013 and 1,663,874 shares, respectively	132,861,242	47,653,352
Fidelity Blue Chip Growth Fund, 2,830,339 shares	—	118,053,444
Rainier Small/Mid Cap Equity Portfolio—Investor Class, 3,634,179 shares	120,473,020	-
Neuberger Berman Genesis Fund—Trust Class 2,238,166 and 1,168,356 shares, respectively	108,662,949	49,853,745
American Funds American Mutual Fund—Class R5, 3,546,780 shares	93,173,909	—
Fidelity Puritan Fund, 4,651,285 and 4,300,968 shares, respectively	87,118,576	81,503,353
Fidelity Equity-Income Fund, 763,478 shares	—	40,296,394
Franklin Small-Mid Cap Growth Fund - Class A, 1,084,380 shares	—	37,042,421
Other	130,525,792	29,662,748
Total Mutual Funds	1,248,940,766	487,562,857

Common Trust Funds:
Fidelity U.S. Equity Index Commingled Pool, 2,025,383 shares	—	75,789,846
Fidelity Managed Income Portfolio II - Class 1 Fund, 34,871,551 and 51,913,546 shares, respectively	34,871,551	51,913,546
Total Common Collective Trust Funds	34,871,551	127,703,392

Fidelity BrokerageLink	20,826,179	9,372,305
	1,471,818,304	624,638,554

Investments at Contract Value:
Insurance Company Investments:
Monumental Life Insurance, MDA00583TR, 4.02%	144,464,534	—
Pacific Life Insurance Company, G-26926-01, 5.17%	116,419,135	—
IXIS Financial Products, Inc., 1923-01, 5.11%	116,333,930	—
SEI Stable Asset Fund, 191-574, 4.50%	38,342,371	—
Other	27,888,284	—
Total Insurance Company Investments	443,448,254	—

Short-term Investments, 4.09%	12,310,048	—
Guaranteed Investment Contracts	2,897,725	—
	458,656,027	—

Participant Loans, at Cost	45,518,102	11,333,352

Total Investments	$2,746,386,052	$635,971,906

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Preferred stock	$9,322,589	$—
Common stock	64,716,002	—
Mutual and common trust funds	30,330,537	34,488,165
Fidelity BrokerageLink	477,867	769,599
Net appreciation in fair value of investment	$104,846,995	$35,257,764

Note 4                                                    Investment Contracts with Insurance Companies

Insurance company investments and guaranteed investment contracts which have contract provisions that require withdrawals at contract value for benefit payments, loans or transfers are carried at contract value on the statement of net assets available for benefits. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. The investment contracts are benefit-responsive and there are no reserves against contract value for credit risk of the contract issuer or otherwise. The credited interest rates at December 31, 2005 for the contracts ranged from 3.27% to 5.17%. The fair value of insurance company investments and guaranteed investment contracts as of December 31, 2005 totaled $442,881,133.

Note 5                                                           Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied. Fidelity Management Trust Company (Fidelity) is a party-in-interest as defined by ERISA as a result of being trustee of the Plan. The Plan invests in funds managed by Fidelity. The Plan also engages in transactions involving the acquisition or disposition of common stock and preferred stock of the Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code.

Note 6                                                    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon such termination, the Plan administrator would direct the Plan trustee to distribute participant account balances. Upon termination of the Plan or change in control of the Company (as defined), participant account balances would vest in full.

Note 7                                              Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated December 31, 2003, that the Plan as designed is in accordance with applicable Section 401-1(b)(3) and the Trust is qualified under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator and the plan’s legal counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. However on May 26, 2006, the Plan filed with the IRS for a current determination letter. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 8                                              Subseqent Event

On January 31, 2006, Discover Re, a wholly owned subsidiary of the Company, joined the Plan. Discover Re participant’s investment account balances were liquidated and the cash and participant loans were transferred into the Plan on February 1, 2006.

Note 9                                              Accounting Polices Not Yet Adopted

In December 2005, the Financial Accounting Standards Board (FASB) issued staff position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined —Contribution Health and Welfare and Pension Plans. This FSP requires the Plan to value the holdings of benefit responsive investment contracts at fair value. Current reporting of this type of investment is at contract value. This FSP is effective for financial statement periods ending after December 15, 2006 at which time the Plan will adopt it. The Plan does not expect the adoption of this FSP to have significant effect on the Statement of Net Assets Available for Benefits.

Schedule 1

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2005
		Maturity	Number of
Identity of Issue	Rate	Date	Shares/Units	Current Value

Preferred Stock
*St. Paul Travelers Companies, Inc., Series B Convertible			464,517	$167,179,808

Common Stock
Citigroup, Inc.			9,706,297	471,046,593
*St. Paul Travelers Companies, Inc.			6,701,299	299,347,026
				770,393,619
Mutual Funds
American Funds Growth Fund of America—Class R5			7,403,931	228,411,281
Vanguard Institutional Index Fund—Plus Class			1,814,568	206,878,843
*Fidelity U.S. Bond Index Fund			12,920,656	140,835,154
*Fidelity Diversified International Fund			4,083,013	132,861,242
Rainier Small/Mid Cap Equity Portfolio—Investor Class			3,634,179	120,473,020
Neuberger Berman Genesis Fund—Trust Class			2,238,166	108,662,949
American Funds American Mutual Fund—Class R5			3,546,780	93,173,909
*Fidelity Puritan Fund			4,651,285	87,118,576
Vanguard Target Retirement 2025 Fund			2,238,087	26,342,286
Vanguard Prime Money Market Fund—Institutional Class			23,692,223	23,692,223
Vanguard Target Retirement 2045 Fund			1,531,843	19,255,265
Goldman Sachs Mid Cap Value Fund—Institutional Class			457,380	16,113,491
Vanguard Target Retirement 2015 Fund			1,077,621	12,349,542
Baron Growth Fund			254,990	11,576,551
Pacific Capital Small Cap Fund—Class A			452,788	7,665,702
Vanguard Target Retirement Income Fund			558,608	5,831,866
Vanguard Target Retirement 2035 Fund			323,130	3,961,573
Vanguard Target Retirement 2005 Fund			341,930	3,737,293
				1,248,940,766

Common Trust Funds
*Fidelity Managed Income Portfolio II - Class 1 Fund			34,871,551	34,871,551

*Fidelity BrokerageLink				20,826,179

See accompanying report of independent registered public accounting firm

December 31, 2005
		Maturity	Number of
Identity of Issue	Rate	Date	Shares/Units	Current Value

Insurance Company Investments
Monumental Life Insurance, MDA00583TR	4.02%	Various	144,464,534	144,464,534
Pacific Life Insurance Company, G-26926-01	5.17%	Various	116,419,135	116,419,135
IXIS Financial Products, Inc., 1923-01	5.11%	Various	116,333,930	116,333,930
SEI Stable Asset Fund, 191-574	4.50%	Various	38,342,371	38,342,371
*Travelers Life & Annuity, GR-18384	3.27%	Various	22,144,876	22,144,876
Principal Life Insurance, 6-10058-003	5.10%	Various	5,743,408	5,743,408
				443,448,254
Guaranteed Investment Contracts
*Travelers GIC—2002	5.08%	1/1/07	782,135	782,135
*Travelers GIC—2003	4.08%	1/1/08	1,292,984	1,292,984
*Travelers GIC—2004	3.80%	1/1/09	822,606	822,606
				2,897,725

*Participant Loans	7,868 loans, 4.5% to 11.5%, with the exception
	of home loans (20 years), 5 year maximum term			45,518,102

Short-Term Investments
*Fidelity Management Trust Company, Institutional
Cash Portfolio, MM Fund Class 1 Shares	4.09%	due on demand	12,310,048	12,310,048
Total				$2,746,386,052

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm

SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 22, 2006	ST. PAUL TRAVELERS 401(k) SAVINGS PLAN (The Plan)

	By:	/s/ John P. Clifford, Jr
John P. Clifford, Jr
Senior Vice President, Human Resources and Plan Administrator Member of the Administrative Committee for the St. Paul Travelers 401(k) Savings Plan

Exhibit Index

Exhibit Number	Description
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm